EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Net Income (Loss)	$(0.6)	$1.5	$8.8	$6.5
Less: Dividend Requirements on Preferred Stock	—	—	0.1	0.1

Net Income Applicable to Common Stock	$(0.6)	$1.5	$8.7	$6.4

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	10,767	5,745	9,267	5,733

Dilutive Effect of Stock Options and Restricted Stock (000’s)	—	3	—	5

Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	10,767	5,748	9,267	5,738

Earnings Per Share – Basic	($0.06)	$0.27	$0.94	$1.12

Earnings Per Share – Diluted	($0.06)	$0.27	$0.94	$1.12